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OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS ELECTION FORM

THIS FORM MUST BE COMPLETED AND SUBMITTED NO LATER THAN 5:00 P.M., EASTERN TIME, ON MONDAY, SEPTEMBER 10, 2007, UNLESS THE OFFER IS EXTENDED.

Before completing this election form, please make sure you received, read and understand the documents that make up the offer, including: (1) the Offer to Amend the Exercise Price of Certain Options, dated August 10, 2007 (the "Offer to Amend"); (2) the E-mail to All Eligible Holders; and (3) this election form. The offer is subject to the terms of these documents as they may be amended.

The offer provides eligible holders who hold eligible options the opportunity to (i) amend certain outstanding and unexercised options, and (ii) receive a cash payment for such amended options, as described in Section 2 of the Offer to Amend. The offer expires at 5:00 p.m., Eastern Time, on Monday, September 10, 2007, unless extended. PLEASE FOLLOW THE **INSTRUCTIONS** FOR THIS FORM.

If you participate in the offer, you will be required to accept the offer for the entire eligible portion of each eligible option you elect to amend. In other words, you must accept the offer for all the shares subject to a particular eligible option, but not necessarily for all your eligible options, if you hold more than one eligible option.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

If you would like to participate in the offer with respect to an option listed below, please check "Yes" in the "Amend Entire Eligible Portion" box for that option. If you do not want to participate with respect to an option listed below, please check "No" in the "Amend Entire Eligible Portion" box for that option. If you do not clearly mark the "Amend Entire Eligible Portion" box with respect to an eligible option, your election with respect to that option will default to "No." If you elect "Yes" for an option, subject to withdrawal rights described in the Offer to Amend, the applicable option will, upon our acceptance of your election, be irrevocably amended to increase the current exercise price on the last date on which this offer remains open for acceptance, which is expected to be Monday, September 10, 2007, following expiration of the offer. If you elect "No" with respect to an option, subject to withdrawal rights described in the Offer to Amend, the applicable option will not be amended, its current exercise price will remain unchanged, you will not receive the cash payment with respect to that option, you may incur Section 409A taxes with respect to that option, and the Company will not reimburse you for Section 409A taxes on that option.

You may withdraw or change your election as to some or all of your options at any time before the expiration of the offer by submitting a properly completed election form that indicates your change or withdrawal. You must submit your new election form before the expiration of the offer, which will be 5:00 p.m., Eastern Time, Monday, September 10, 2007, unless extended.

The following are the eligible options for Normal, Abby:

Option Date	Option Number	# of Unexercised Shares Subject to the Eligible Option	Current Exercise Price per Share	New Exercise Price per Share (if offer is accepted)	Cash Payment per Share (if offer is accepted)	Total Cash Payment (if offer is accepted)	Amend Entire Eligible Portion?
6/1/2003	abcdef1	6791	5.25	5.3	0.05	339.55	○ Yes ◉ No
6/1/2004	pqrstuv1	5000	4.81	5.21	0.4	2000	○ Yes ◉ No

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